Filed by Essendant Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Essendant Inc.

Subject Company: Essendant Inc.

SEC File No.: 001-38499

Date: June 6, 2018

ESSENDANT PROVIDES UPDATE ON PROPOSED MERGER

WITH GPC’S S.P. RICHARDS BUSINESS

Receives Second Request from FTC

DEERFIELD, Ill, June 6, 2018 – Essendant Inc. (Nasdaq: ESND) today provided several updates in connection with its proposed combination with the S.P. Richards business held by Genuine Parts Company (NYSE: GPC) (“GPC”).

As previously announced, Essendant and GPC entered into a definitive merger agreement on April 12, 2018, in which Essendant agreed to combine with GPC’s S.P. Richards business in a Reverse Morris Trust transaction. Bringing together leadership and operational expertise from Essendant and S.P. Richards will create a company with greater scale and an enhanced ability to serve customers in the evolving business products marketplace. The combination is expected to unlock more than $75 million in annual run-rate cost synergies and more than $100 million in working capital improvements.

The Essendant Board of Directors, with its financial and legal advisors, evaluated GPC’s previously announced proposal under which Essendant shareholders would be provided a non-transferable right to a contingent cash payment up to $4.00 per Essendant share following the merger based on the subsequent trading price of Essendant shares (the “CVR”). After thorough evaluation, including consideration of the potential tax impact of the CVR and increases in the termination fee and expense reimbursement cap that were tied to the CVR, the Essendant Board of Directors determined that it was not in the best interests of Essendant and its shareholders to agree to the terms of the CVR as proposed by GPC at that time. Essendant and GPC then determined that the two companies could not reach agreement on the CVR and their merger agreement would not be amended to reflect the CVR. The parties’ merger agreement remains in effect, and the Essendant Board of Directors has not changed its recommendation that Essendant’s shareholders vote in favor of the transaction.

Essendant also announced it has received a request for additional information (a “Second Request”) from the Federal Trade Commission (“FTC”). A Second Request was anticipated when Essendant announced its initial expected timeline for the transaction. The Second Request extends the waiting period for the merger until 30 days after Essendant and GPC have substantially complied with the request. Essendant and GPC will continue to cooperate with the FTC as the transaction moves into the next stage of the review process.

Separately, with regard to the previously disclosed unsolicited proposal from Staples, Inc., Essendant provided Staples a revised draft confidentiality agreement on May 17, 2018. As of today, Staples has not entered into a confidentiality agreement with Essendant and has not otherwise engaged in discussions with Essendant with respect to its proposal. The stockholder rights plan Essendant adopted on May 17, 2018 remains in effect.

Cautionary Statement

This press release contains forward-looking statements, including statements regarding the proposed business combination transaction between Essendant Inc. (“Essendant”) and Genuine Parts Company (“GPC”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction with GPC, the anticipated benefits of the proposed transaction with GPC, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of Essendant and GPC to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction with GPC on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Essendant and GPC to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction with GPC on the market price of Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction with GPC, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction with GPC cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction with GPC; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Essendant and GPC’s S.P. Richards business will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction with GPC or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Essendant’s and GPC’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Essendant and/or GPC from time to time. The forward-looking information herein is given as of this date only, and neither Essendant nor GPC undertakes any obligation to revise or update it.

Additional Information

In connection with the proposed transaction with GPC, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc., a wholly-owned subsidiary of GPC created for the proposed transaction (“SpinCo”), will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from Essendant or GPC. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000.

Participants in the Solicitation

Essendant, GPC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction with GPC. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 13, 2018, and its Current Report on Form 8-K, which was filed with the SEC on May 25, 2018. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018, and its Current Report on Form 8-K, which was filed with the SEC on April 25, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction with GPC.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About Essendant

Essendant Inc. is a leading national distributor of workplace items, with 2017 net sales of $5.0 billion. The company provides access to a broad assortment of over 170,000 items, including janitorial and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture. Essendant serves a diverse group of customers, including independent resellers, national resellers and e-commerce businesses. The Company’s network of distribution centers enables the Company to ship most products overnight to more than ninety percent of the U.S.

For Further Information, Contact:

investorrelations@essendant.com

(847) 627-2900